FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 23, 2011

Commission File Number: 001-14624

RBS HOLDINGS N.V.

Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

Item
1	RBS Holdings N.V. – Approval of Part VII Scheme

Approval of Part VII Scheme

On 22 July 2011, The Royal Bank of Scotland plc (RBS plc) and The Royal Bank of Scotland N.V. (RBS N.V.) (formerly known as ABN AMRO Bank N.V.) announced that they had presented a petition (the “Petition”) to the Court of Session in Scotland (the “Court”) for an order under Part VII of the UK Financial Services and Markets Act 2000 (the “Act”) to sanction a banking business transfer scheme in respect of eligible business carried on in the UK by RBS N.V. (the “Part VII Scheme”).

On 23 September 2011, the Court pronounced an order (the “Order”) under Part VII of the Act, inter alia:

1.
Sanctioning, under Section 111 of the Act, the Part VII Scheme, as amended, under which certain deposit taking and associated business carried on in the United Kingdom by RBS N.V. will be transferred to RBS plc;

2.
Transferring, under Section 112(1)(a) of the Act, to RBS plc with effect from 00:01hrs. on 17 October 2011 (the “Effective Date”) that part of the undertaking, property and liabilities to which the Scheme applies (defined in the Scheme as the “Transferring Business”), which Order shall not become effective in respect of any Residual Assets and Residual Liabilities of RBS N.V. (each as defined in the Scheme) until the relevant Subsequent Transfer Date (as defined in the Scheme);

3.
Transferring, under Section 112(1)(a) of the Act, to RBS plc with effect from the Relevant Date (as defined in the Scheme), all rights, benefits, liabilities and obligations of RBS N.V. under, or in connection with, the Transferring Assets and the Transferring Liabilities (each as defined in the Scheme, and including certain assets held by RBS N.V. in trust);

4.
Ordering, under Sections 112(2)(a), 112(2)(c), 112(2A) and 112(2B) of the Act, that the transfer shall be valid and binding on all persons having an interest or right in any of the Transferring Assets or the Transferring Liabilities, notwithstanding any restriction on transferring or otherwise dealing with the same and that the transfer shall take effect as if: (a) there were no requirement to obtain the consent of any person; and (b) there were no contravention or interference with any such interest or right;

5.
Ordering, under Section 112(1)(c) of the Act, the continuation by, or against, RBS plc of Proceedings (as defined in the Scheme) pending by, or against, RBS N.V. on the Effective Date, as provided for in the Scheme, except that that order shall not become effective in the case of any Proceedings which relate solely to Residual Assets and/or Residual Liabilities until the relevant Subsequent Transfer Date, and provided that, in relation to any such Proceedings, RBS N.V. and RBS plc do not agree otherwise before the Effective Date or the relevant Subsequent Transfer Date (as applicable);

Copies of the Order are available on application to Dundas & Wilson CS LLP, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN, United Kingdom.

A copy of an undertaking in favour of accountholders given by RBS plc to the Court of Session can be viewed on the following website: http://www.investors.rbs.com/RBS_NV.

On 21 July and 5 August 2011, RBS plc and RBS N.V. published details of those securities issued by RBS N.V. which were eligible for the Part VII Scheme, indicating whether or not RBS plc was expected to become the issuer pursuant to the Part VII Scheme (subject to the relevant securities not having been exercised, redeemed or repurchased and cancelled prior to the implementation of the Part VII Scheme). RBS plc and RBS N.V. have today published an updated version of that list (which remains subject to the relevant securities not having been exercised, redeemed or repurchased and cancelled prior to the implementation of the Part VII Scheme); details can be viewed at http://www.investors.rbs.com/RBS_NV.

In addition to the list of securities published on the website listed above, for securities which are eligible for the Part VII Scheme and which are issued by RBS N.V. from on or about 21 July 2011 and prior to the effective date of the Part VII Scheme, the issue and/or offer documents (including term sheets) indicate whether or not RBS plc is expected to become the issuer of those securities as a result of the Part VII Scheme (subject to the relevant securities not having been exercised, redeemed or repurchased and cancelled prior to the implementation of the Part VII Scheme). Such securities are generally not included in the list on the website and investors should refer to the relevant issue and/or offer documents for further details.

For Further Information Contact:

RBS Group Investor Relations Emete Hassan, Head of Debt Investor Relations +44 207 672 1758	RBS Group Media Relations Michael Strachan, Group Media Centre +44 131 523 4414

Disclaimer

No person should place any reliance on the information referred to in this announcement concerning securities or guarantees in respect of which RBS plc is or is not expected to become the issuer or the guarantor or any other details of the Part VII Scheme in connection with making an investment decision or for any other purpose and should be aware that changes to the current proposals (including, without limitation, to the identity of the securities in respect of which RBS plc may become the issuer, the eventual manner in which RBS plc may become the issuer of such securities, the timing pursuant to which RBS plc may become the issuer of such securities or any other details of the Part VII Scheme as set out above or to the plans for the guarantees of the Guaranteed Securities) may be made if required, or if determined by RBS N.V. or RBS plc (in their absolute discretion) to be desirable for commercial or other reasons. Accordingly, nothing in this announcement should be taken as (or is) a representation as to the details of the Part VII Scheme or that RBS plc will or will not become the issuer or guarantor of any of the RBS N.V. securities or guarantees, whether in the manner described in this announcement, in accordance with the timing set out in this announcement, or at all. Investors should refer to http://www.investors.rbs.com/RBS_NV for information as to which securities RBS plc is or is not expected to become the issuer of as a result of the Part VII Scheme (such information being up-to-date as at the date there indicated). For the avoidance of doubt, this announcement has been prepared and circulated solely for information purposes and does not constitute an offer to any person. If you are in any doubt as to whether there is any tax or other impact on you as a result of the proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc (the “Proposed Transfers”) (including the Part VII Scheme), please discuss such matters with your advisers.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements”. In particular, this document includes forward-looking statements relating, but not limited, to the Proposed Transfers (including the Part VII Scheme). Such statements are based on current plans, estimates and projections and are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those projected or implied in the “forward-looking statements”. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the ability to complete restructurings on a timely basis; regulatory or legal changes (including those requiring any restructuring of the operations of The Royal Bank of Scotland Group plc (RBSG), RBS plc, RBS Holdings N.V. or RBS N.V.) in the United Kingdom, the Netherlands, the United States and other countries in which these entities operate; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; and the success of RBSG, RBS plc, RBS Holdings N.V. or RBS N.V. in managing the risks involved in the foregoing.

Undue reliance should not be placed on “forward-looking statements” as such statements speak only as of the date of this document. Neither RBSG, RBS plc, RBS Holdings N.V. nor RBS N.V. undertake to update any forward-looking statement contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS Holdings N.V.
Date:	23 September 2011	By:	/s/ Paul Bull
			Name:	Paul Bull
			Title:	Head of Financial & Regulatory Reporting